January 30, 2025

Steven Clurg
Chief Executive Officer
Canary Litecoin ETF
c/o Canary Capital Group LLC
1131 4th Avenue S #230
Nashville, TN 37210

       Re: Canary Litecoin ETF
           Amendment No. 1 to Registration Statement on Form S-1
           Filed January 15, 2025
           File No. 333-282643
Dear Steven Clurg:

     We have reviewed your amended registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 9, 2024 letter.

Amendment No. 1 to Registration Statement on Form S-1 filed January 15, 2025 The Trust's Service Providers, page 72

1. We note your response to prior comment 8 that your revised disclosure is based on preliminary negotiations. Please confirm that you will revise to disclose the term and termination provisions of each material agreement with the Trust's service providers prior to requesting effectiveness.
 January 30, 2025
Page 2

        Please contact Mark Brunhofer at 202-551-3638 or Jason Niethamer at 202-551-3855
if you have questions regarding comments on the financial statements and related matters. Please contact Austin Stanton at 202-551-2197 or Sandra Hunter Berkheimer at 202-
551-3758 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Crypto
Assets
cc:   Morrison Warren